UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 12, 2021

RedBall Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39440	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

667 Madison Avenue 16th Floor New York, NY 10065
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212)-235-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	RBAC.U	The New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share	RBAC	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	RBAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on October 13, 2021, RedBall Acquisition Corp., a Cayman Islands exempted company (“RedBall”), entered into the Business Combination Agreement and Plan of Reorganization (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with Showstop Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of RedBall (“Merger Sub One”), Showstop Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of RedBall (“Merger Sub Two”), and SeatGeek, Inc., a Delaware corporation (“SeatGeek”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (a) RedBall will domesticate as a Delaware corporation, (b) Merger Sub One will then merge with and into SeatGeek, with SeatGeek continuing as the surviving corporation (the “First Merger”), and (c) SeatGeek, as the surviving corporation, will then merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). Thereafter RedBall’s name will be changed to “SeatGeek, Inc.” and for purposes of this Current Report on Form 8-K, RedBall, after completion of the Business Combination, is referred to as “New SeatGeek”. Upon the effective time of the First Merger (the “First Effective Time”), among other things, all warrants, options for purchase and restricted stock for shares of SeatGeek common stock outstanding as of immediately prior to the First Merger will be assumed or converted, as applicable, into warrants, options to purchase and restricted stock for a certain number of shares of New SeatGeek common stock determined based on the exchange ratio set forth in the Business Combination Agreement. The exchange ratio is based on the per share merger consideration value, which is the quotient of $1.2816 billion divided by SeatGeek fully diluted shares outstanding (subject to certain exceptions). In addition, holders of SeatGeek warrants, options and restricted stock will have a contingent right to receive a pro rata portion of earnout securities (consisting of up to 35 million shares of New SeatGeek common stock (or restricted stock units with respect to New SeatGeek common stock, as applicable) (the “SeatGeek Earnout Securities”)).

On December 12, 2021, RedBall, Merger Sub One, Merger Sub Two and SeatGeek entered into the First Amendment to the Business Combination Agreement (the “First Amendment”) amending the Business Combination Agreement to reflect the treatment of restricted stock units with respect to SeatGeek common stock (“SeatGeek RSUs”) in the Business Combination. Pursuant to the First Amendment, upon the First Effective Time, all

SeatGeek RSUs outstanding as of immediately prior to the First Effective Time will be converted into restricted stock units with respect to a certain number of shares of New SeatGeek common stock determined based on the exchange ratio and such holders will have a contingent right to receive a pro rata portion of the SeatGeek Earnout Securities. The First Amendment includes corresponding changes to definitions, including with respect to SeatGeek fully-diluted shares outstanding, SeatGeek’s representation and warranty on capitalization and other related provisions to reflect the treatment of SeatGeek RSUs.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment, a copy of which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This report contains certain statements that are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,”

“intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between RedBall and SeatGeek. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently knows, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as may be required under applicable securities laws, RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; SeatGeek’s history of operating losses and expectations of significant expenses and continuing losses for the foreseeable future; the ability of SeatGeek to maintain an effective system of internal control over financial reporting; the ability of SeatGeek to respond to economic and other factors adversely affecting the live event industry and general economic conditions; the ability of SeatGeek to grow market share in its existing markets or any new markets it may enter; the ability of SeatGeek to manage its growth effectively; the ability of SeatGeek to manage market and technology trends; the ability of SeatGeek to access sources of capital, including debt financing and other sources of capital to finance operations and growth; the ability of SeatGeek to maintain and enhance its products and brand, and to attract customers; the success of SeatGeek’s strategic relationships with third parties; the risk of cybersecurity attacks, data loss or other breaches of SeatGeek’s network security; the ability of SeatGeek to comply with governmental regulations; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by RedBall from time to time with the SEC. In addition, forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects on RedBall or SeatGeek. There can be no assurance that future developments affecting RedBall or SeatGeek will be those that RedBall or SeatGeek have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of RedBall or SeatGeek) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of RedBall’s or SeatGeek’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the continued spread of COVID-19 or variants thereof. It is not possible to predict or identify all such risks. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	First Amendment to Business Combination Agreement and Plan of Reorganization, dated as of December 12, 2021, by and among RedBall Acquisition Corp., ShowStop Merger Sub I Inc., ShowStop Merger Sub II LLC and SeatGeek, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain exhibits and schedule to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RedBall Acquisition Corp.
Date: December 13, 2021
	By:	/s/ Gerald J. Cardinale
	Name:	Gerald J. Cardinale
	Title:	Co-Chairman

Exhibit 2.1

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

This FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is made and entered into as of December 12, 2021, by and among REDBALL ACQUISITION CORP., a Cayman Islands exempted company, which shall domesticate as a Delaware corporation in accordance with the Business Combination Agreement (as defined below) (such entity, including after its continuation as a Delaware corporation, “Parent”), SHOWSTOP MERGER SUB I INC., a Delaware corporation and a wholly owned subsidiary of Parent (“First Merger Sub”), SHOWSTOP MERGER SUB II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Second Merger Sub” and together with Parent and First Merger Sub, the “Parent Entities”), and SEATGEEK, INC., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

RECITALS

A.    Parent, First Merger Sub, Second Merger Sub and the Company previously entered into that certain Business Combination Agreement and Plan of Reorganization dated October 13, 2021 (the “Business Combination Agreement”).

B.    On December 10, 2021, the Company’s board of directors approved certain grants of restricted stock units with respect to Company Common Stock in accordance with Section 6.1(b)(x) of the Business Combination Agreement and Schedule 6.1(b)(x)(3) of the Company Disclosure Letter, which grants were subsequently made.

C.     Section 11.11 of the Business Combination Agreement provides that the Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement and which makes reference to the Business Combination Agreement.

D.    The parties to this Amendment desire to amend the Business Combination Agreement as set forth in this Amendment.

AGREEMENT

The parties to this Amendment, intending to be legally bound, agree as follows:

1.    New Definitions. Section 1.1 of the Business Combination Agreement is hereby amended by adding the following definitions, in alphabetical order:

““Company RSUs” means all outstanding restricted stock units relating to shares of Company Common Stock, whether or not vested, immediately prior to the Closing under the Company Incentive Plans or otherwise.”

““Exchanged RSU” has the meaning specified in Section 3.1(i).”

““Unvested Exchanged RSU” has the meaning specified in Section 3.6(c).”

2.    Revised Definitions.

(a)    The definition of “Company Outstanding Shares” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Company Outstanding Shares” means the aggregate number of shares of Company Common Stock on a fully diluted basis as of immediately prior to the First Effective Time, including, without duplication, (a) the number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the First Effective Time, (ii) issuable upon the Company Preferred Stock Conversion with respect to shares of Company Preferred Stock issued and outstanding immediately prior to the First Effective Time, (iii) issuable upon the exercise of all Company Options issued and outstanding immediately prior to the First Effective Time, calculated using the treasury method of accounting, (iv) issuable upon the exercise of all Company Warrants issued and outstanding immediately prior to the First Effective Time (but excluding the Designated Company Warrants), calculated using the treasury method of accounting, or (v) issuable upon the settlement of all Company RSUs issued and outstanding immediately prior to the First Effective Time, minus (b) the number of shares of Company Capital Stock that are Cancelled Shares.”

(b)    The definition of “Company Securities” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Company Securities” means the Company Common Stock, the Company Preferred Stock, the Company Options, the Company Warrants and the Company RSUs.”

(c)    The definition of “Earnout Pro Rata Portion” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Earnout Pro Rata Portion” means, with respect to, (a) each holder of outstanding shares of Company Common Stock as of immediately prior to the First Effective Time (after giving effect to the Company Preferred Stock Conversion), a fraction expressed as a percentage equal to (i) the number of shares of Parent Common Stock into which such holder’s shares of Company Common Stock are converted into in accordance with Section 3.1(c) divided by (ii) the sum of (x) the total number of shares of Parent Common Stock into which all outstanding shares of Company Common Stock are converted into in accordance with Section 3.1(c), plus (y) the total number of shares of Parent Common Stock issued or issuable upon the exercise of the Exchanged Warrants (but excluding the Designated Company Warrants) and Exchanged Options and upon the settlement of the Exchanged RSUs and issued under Exchanged Restricted Stock Awards, and excluding any shares of Parent Common Stock issued or issuable upon the exercise of Exchanged Options or Exchanged Restricted Stock Awards, or upon settlement of any Exchanged RSUs, in each case that have been forfeited or cancelled in accordance with their respective terms; (b) each holder of outstanding Company Warrants as of immediately prior to the First Effective Time (but excluding the Designated Company Warrants), a fraction expressed as a percentage equal to (i) the number of shares of Parent Common Stock issued or issuable upon the exercise of such holder’s Exchanged Warrants, divided by (ii) the sum of (x) the total number of shares of Parent Common Stock into which all outstanding shares of Company Common Stock are converted into in accordance with Section 3.1(c), plus (y) the total number of shares of Parent Common Stock issued or issuable upon the exercise of the Exchanged Warrants (but excluding the Designated Company Warrants) and Exchanged Options and upon the settlement of the Exchanged RSUs and issued under Exchanged Restricted Stock Awards, and excluding any shares of Parent Common Stock issued or issuable upon the exercise of any Exchanged Options or Exchanged Restricted Stock Awards, or upon settlement of any Exchanged RSUs, in each case that have been forfeited or cancelled in accordance with their respective terms; (c) each holder of outstanding Company Options as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Parent Common Stock issued or issuable upon the exercise of such holder’s Exchanged Options, divided by (ii) the sum of (x) the total number of shares of Parent Common Stock into which all outstanding shares of Company Common Stock are converted into in accordance with

Section 3.1(c), plus (y) the total number of shares of Parent Common Stock issued or issuable upon the exercise of the Exchanged Warrants (but excluding the Designated Company Warrants) and Exchanged Options and upon the settlement of the Exchanged RSUs and issued under Exchanged Restricted Stock Awards, and excluding any shares of Parent Common Stock issued or issuable upon the exercise of any Exchanged Options or Exchanged Restricted Stock Awards, or upon settlement of any Exchanged RSUs, in each case that have been forfeited or cancelled in accordance with their respective terms; and (d) each holder of outstanding Company RSUs as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Parent Common Stock issued or issuable upon the settlement of such holder’s Exchanged RSUs, divided by (ii) the sum of (x) the total number of shares of Parent Common Stock into which all outstanding shares of Company Common Stock are converted into in accordance with Section 3.1(c), plus (y) the total number of shares of Parent Common Stock issued or issuable upon the exercise of the Exchanged Warrants (but excluding the Designated Company Warrants) and Exchanged Options and upon the settlement of the Exchanged RSUs and issued under Exchanged Restricted Stock Awards, and excluding any shares of Parent Common Stock issued or issuable upon the exercise of any Exchanged Options or Exchanged Restricted Stock Awards, or upon settlement of any Exchanged RSUs, in each case that have been forfeited or cancelled in accordance with their respective terms. In no event shall the aggregate Earnout Pro Rata Portion exceed 100%.”

(d)    The definition of “Earnout RSUs” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

““Earnout RSUs” means an award of restricted stock units issued under and pursuant to the Equity Incentive Plan to (a) a Company Optionholder who holds an Unvested Exchanged Option, in lieu of issuing to such Company Optionholder the Earnout Pro Rata Portion of the Earnout Shares with respect to such Unvested Exchange Option in accordance with Section 3.6(c) or (b) a holder of Company RSUs who holds an Unvested Exchanged RSU, such issuance being in lieu of issuing to such holder of Company RSUs the Earnout Pro Rata Portion of the Earnout Shares with respect to such Unvested Exchanged RSU in accordance with Section 3.6(c).”

3.    Section 3.1(i). Section 3.1(i) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(i)    Company RSUs. As of the First Effective Time, each Company RSU that is then outstanding shall be converted into the right to receive (i) a restricted stock unit based on shares of Parent Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company RSU as of immediately prior to the First Effective Time, including with respect to vesting, settlement and termination-related provisions (each, a “Exchanged RSU”). Each Exchanged RSU will relate to a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole share) of (x) the number of shares of shares of Company Common Stock subject to such Company RSU as of immediately prior to the First Effective Time, multiplied by (y) the Exchange Ratio, and (ii) the contingent right to receive a number of Earnout Securities following the Closing (without interest and subject to Tax withholding) in accordance with Section 3.6.”

“(j)    Additional Actions. The Company shall take all reasonably necessary actions to effect the treatment of (i) the Company Warrants pursuant to Section 3.1(d) in accordance with the applicable Company Warrants and (ii) the Company Options, the Company Restricted Stock and the Company RSUs pursuant to Section 3.1(e), Section 3.1(f) and Section 3.1(i) and in accordance with the Company Incentive Plans and the applicable award agreements.”

4.    Section 3.3(c). Section 3.3(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(c)    No Further Rights in Company Capital Stock. The Per Share Stock Consideration and the Per Share Cash Consideration, as applicable, payable upon conversion of the outstanding shares of

Company Capital Stock (including shares of Company Common Stock resulting from the conversion of the Company Preferred Stock, the exercise of Company Warrants or Company Options and the settlement of Company RSUs) in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock.”

5.    Section 3.3(f). Section 3.3(f) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(f)    No Liability. None of the Exchange Agent, Parent, the Surviving Corporation or the Surviving Entity shall be liable to any holder of shares of Company Capital Stock (including shares of Company Common Stock resulting from the conversion of the Company Preferred Stock and the exchange of the Company Options, the Company Warrants and the Company RSUs) for any such shares of Company Capital Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.3.”

6.    Section 3.3(j). Section 3.3(j) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(j)    Company Closing Schedule. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent and the Exchange Agent a schedule (the “Company Closing Schedule”) that is true, correct and consistent with the Forms of Election received by the Company pursuant to Section 3.2 showing (i) the percentage allocation of the Stock Consideration to each of the holders of Company Securities at the Closing as well as the corresponding number (and class) of shares of Parent Common Stock to be issued to such holders of Company Common Stock in accordance with Section 3.1(c) and the Company Charter, (ii) the Per Share Cash Consideration, if any, to be paid to each of the holders of Company Common Stock in accordance with Section 3.1(c) and the Company Charter and (iii) with respect to each Company Securityholder, the Earnout Pro Rata Portion in respect of such holder’s Company Common Stock and the Earnout Pro Rata Portion in respect of such holder’s Company Options, Company Warrants and Company RSUs. The Company Closing Schedule shall also include (A) the name of each Company Securityholder, (B) the number and type of shares of Company Capital Stock, Company Restricted Stock awards, Company Options, Company Warrants and Company RSUs held by each holder thereof, and (C) the Company’s good faith estimate of (x) each item of Indebtedness, including in each case, the amount and holder of such Indebtedness, of the Company Group Members or their respective Subsidiaries that will be outstanding as of the Closing, (y) the aggregate amount of cash and cash equivalents held by the Company Group Members and their respective Subsidiaries as of the Closing and (z) each expected payee of Company Transaction Expenses as of the Closing, together with an estimate of the amount of such expenses. For the avoidance of doubt, Parent and the Company agree that (1) if no Company Stockholder makes a Cash Election or receives cash pursuant to Section 3.1(c)(i), the aggregate number of shares of Parent Common Stock to be issued in respect of shares of Company Capital Stock and issuable in respect of converted Company Options, Company Warrants and Company RSUs as of the First Effective Time pursuant to the terms of this Agreement shall be 128,160,000 and the Company Closing Schedule shall reflect the same, and (2) in no event shall the cash payable by Parent or any other person in respect of shares of Company Capital Stock pursuant to the terms of this Agreement exceed the Cash Consideration Cap and the Company Closing Schedule shall reflect the same. The Company Closing Schedule shall also include the Primary Cash Amount. Following Parent’s receipt of the Company Closing Schedule and through the Closing Date, (A) the Company shall, one (1) day prior to the Closing Date, provide to Parent any changes to the Company Closing Schedule (including any component thereof) (the “Updated Company Closing Schedule”), and (B) Parent shall have the right to review and comment on such calculations and estimates, the Company shall consider in good faith any such comments made by Parent, and the Company and Parent shall cooperate with each other through the Closing Date and use good faith efforts to resolve any differences regarding the calculations and estimates contained in the Updated Company Closing Schedule (and any updates or revisions as may be agreed to by the Company and Parent shall be included in the Updated Company Closing Schedule, with such Updated Company Closing

Schedule and all items and amounts set forth therein being final, conclusive, and binding upon, and non-appealable by, the parties hereto). The Company shall, and shall cause its Representatives to, (1) reasonably cooperate with Parent and its Representatives to the extent related to Parent’s review of the Company Closing Schedule and Updated Company Closing Schedule and the calculations and estimates contained therein (including engaging in good faith discussions related thereto) and (2) provide reasonable access to personnel, books, records and other information during normal business hours and upon reasonable notice to the extent related to the preparation of the Company Closing Schedule and the Updated Company Closing Schedule and reasonably requested by Parent or its Representatives in connection with such review; provided that, Parent shall not, and shall cause its Representatives to not, and the Company shall not be required to take any action that would, unreasonably interfere with the business of the Company Group in connection with any such access.”

7.    Section 3.6(c). Section 3.6(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(c)

(i)     Notwithstanding anything in Section 3.3(b) to the contrary, to the extent that any portion of the Earnout Shares that would otherwise be issued to a Company Optionholder hereunder relates to a Company Option exchanged for an Exchanged Option that remains unvested as of the date on which such Earnout is achieved (each such Exchanged Option, an “Unvested Exchanged Option”), then in lieu of issuing the Company Optionholder’s Earnout Pro Rata Portion of the Earnout Shares to such Company Optionholder, Parent shall instead issue, as soon as practicable following the later of (i) the occurrence of such Earnout and (ii) Parent’s filing of a Form S-8 Registration Statement, to each holder of an Unvested Exchanged Option, an award of Earnout RSUs for a number of shares of Parent Common Stock equal to the Earnout Pro Rata Portion of the Earnout Shares issuable with respect to the Unvested Exchanged Option. A holder of an Unvested Exchanged Option shall only be granted Earnout RSUs if such holder remains in continuous service to Parent, the Company Group or one of their respective Subsidiaries as of the date on which the applicable Earnout is achieved and the applicable grant date of the Earnout RSUs. Such Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting schedule of the applicable Unvested Exchanged Option and shall be subject to the same vesting conditions as applied to the applicable Unvested Exchanged Option. All Earnout RSUs to be issued hereunder shall be issued under and pursuant to the terms of the Equity Incentive Plan and shall cover a number of shares in addition to, and will not otherwise reduce or decrease, the share reserve approved for all other awards under Section 7.10 under such Equity Incentive Plan.

(ii)     Notwithstanding anything in Section 3.3(b) to the contrary, to the extent that any portion of the Earnout Shares that would otherwise be issued to a holder of Company RSUs hereunder relates to a Company RSU exchanged for an Exchanged RSU that remains unvested as of the date on which such Earnout is achieved (each such Exchanged RSU, an “Unvested Exchanged RSU”), then in lieu of issuing the Earnout Pro Rata Portion of the Earnout Shares to such holder of Company RSUs, Parent shall instead issue, as soon as practicable following the later of (i) the occurrence of such Earnout and (ii) Parent’s filing of a Form S-8 Registration Statement, to each holder of an Unvested Exchanged RSU, an award of Earnout RSUs for a number of shares of Parent Common Stock equal to the Earnout Pro Rata Portion of the Earnout Shares issuable with respect to the Unvested Exchanged RSU. A holder of an Unvested Exchanged RSU shall only be granted Earnout RSUs if such holder remains in continuous service to Parent, the Company Group or one of their respective Subsidiaries as of the date on which the applicable Earnout is achieved and the applicable grant date of the Earnout RSUs. Such Earnout RSUs shall vest in equal amounts (or as close as possible, with any excess shares vesting on the last vesting date) over the remaining vesting schedule of the applicable Unvested Exchanged RSU and shall be subject to the same vesting conditions as applied to the applicable Unvested Exchanged RSU. All Earnout RSUs to be issued hereunder shall be issued under and pursuant to the terms of the

Equity Incentive Plan and shall cover a number of shares in addition to, and will not otherwise reduce or decrease, the share reserve approved for all other awards under Section 7.10 under such Equity Incentive Plan.”

8.    Section 3.6(e). Section 3.6(e) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(e)    The right of a Company Securityholder to receive the Per Share Earnout Consideration pursuant to this Section 3.6 (or Earnout RSUs, if applicable) shall not be transferrable or assignable to any other person except by will or intestacy upon the death of a Company Stockholder, Company Optionholder or holder of Company RSUs that is a natural person and any shares of Parent Common Stock issuable under this Section 3.6 shall be issued solely in the name of, or for the benefit of, such Company Stockholder, Company Optionholder or holder of Company RSUs or its permitted transferee in accordance with this Section 3.6(e).”

9.    Section 4.6. Section 4.6 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Section 4.6    Capitalization of the Company.

(a)    As of December 11, 2021, the authorized capital stock of the Company consists of (i) 190,000,000 shares of Company Common Stock (including Company Restricted Stock), of which 32,686,217 shares are outstanding and (ii) 135,622,253 shares of Preferred Stock, of which (A) 7,675,410 shares have been designated Company Series A Preferred Stock, of which 7,675,410 shares are outstanding, (B) 9,148,940 shares have been designated Company Series A-1 Preferred Stock, of which 9,148,940 shares are outstanding, (C) 3,060,560 shares have been designated Company Series A-2 Preferred Stock, of which 3,060,560 shares are outstanding, (D) 27,812,260 shares have been designated Company Series B Preferred Stock, of which 27,812,260 shares are outstanding, (E) 23,822,065 shares have been designated Company Series C Preferred Stock, of which 23,822,065 shares are outstanding, (F) 26,092,812 shares have been designated Company Series D Preferred Stock, of which 20,968,375 shares are outstanding, and (G) 38,010,206 shares have been designated Company Series D-1 Preferred Stock, of which 32,521,937 shares are outstanding. The outstanding shares of capital stock contemplated by the immediately preceding sentence (A) constitute all of the outstanding shares of capital stock of the Company and (B) when combined with Interim Period issuances of shares of Company Common Stock pursuant to Company Options and Company RSUs, will constitute, as of the Closing, all of the outstanding shares of capital stock of the Company. All of the outstanding shares of capital stock or other equity interests of the Company (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) have been offered, sold and issued in compliance, in all material respects, with applicable Law, including federal and state securities Laws, and all requirements set forth in the Company Governing Documents and any other applicable Contracts governing the issuance of such securities, (3) are not subject to, and have not been issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, including federal and state securities Laws, or the Company Governing Documents or any Contract to which any Company Group Member is a party or otherwise is bound and (4) are free and clear of any Liens (other than the restrictions under applicable securities Laws and restrictions existing under the terms of the Governing Documents of the Company).

(b)    As of December 11, 2021, 24,221,931 shares of Company Common Stock are issuable pursuant to outstanding Company Options or Company RSUs and 795,144 shares of Company Restricted Stock are outstanding, in each case granted prior to December 11, 2021. Section 4.6(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of December 11, 2021, of (i) all of the holders of capital stock (including the number of shares owned by such person), warrants (including the number of shares of Company Common Stock underlying such warrants and the exercise price thereof) and equity awards of the Company and (ii) all of the holders of outstanding Company equity awards (including Company Options, Company RSUs and Company Restricted Stock), including, on an award-by-award basis, the type of award, the name of the holder, the number of shares of Company Common Stock underlying the award, including the cumulative number of shares underlying vested awards, the vesting schedule, where applicable, and the exercise price, where applicable.

(c)    Other than as set forth in this Section 4.6 or on Section 4.6 of the Company Disclosure Letter, there are (i) no subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for Company Capital Stock, or other equity interests in the Company, or any other Contracts to which the Company is a party or by which the Company or any of its assets or properties are bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company, (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company, (iii) (A) no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company and (B) no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote, (iv) no shareholders agreements, voting agreements, proxies, registration rights agreements or other similar agreements relating to the Company’s equity interests to which the Company is a party or by which the Company is bound and (v) no shares of common stock, preferred stock or other equity interests of the Company issued and outstanding.”

10.    Section 6.1(b)(x). Section 6.1(b)(x) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(x) (A) authorize or issue any additional Company Interests or securities exercisable for or convertible into Company Interests or (B) grant any options, warrants or other equity-based awards that relate to the equity of the Company or any of its Subsidiaries, provided, that the consent of Parent shall not be required with respect to (1) the grant of any Company Options or Company Restricted Stock awards to eligible recipients in accordance with the Company Incentive Plans in the ordinary course of business, (2) the issuance of Company Capital Stock upon the exercise of any Company Options or Company Warrants or settlement of any Company RSUs or Company Restricted Stock awards, or the issuance of the Designated Company Warrants pursuant to the applicable warrant subscription agreements, (3) the issuance of shares of Company Common Stock pursuant to the terms of the Company Preferred Stock or any Company Options or Company Warrants, (4) the issue of Company Capital Stock required pursuant to the terms of any Material Contract, (5) issuances of Equity Securities by any other Company Group Member to the Company or any other Company Group Member or (6) the matters set forth on Section 6.1(b)(x) of the Company Disclosure Letter;”

11.    Section 4.6 of the Company Disclosure Letter. Section 4.6 of the Company Disclosure Letter is hereby amended and restated in its entirety as set forth on Exhibit A attached to this Amendment.

12.    No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect.

13.    No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

14.    Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment.

15.    Governing Law. This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

16.    Entire Agreement; Counterparts. This Amendment, the Business Combination Agreement (as amended by this Amendment) and the documents and instruments and other agreements specifically referred to in the Business Combination Agreement or delivered pursuant thereto set forth the entire understanding of the parties hereto and thereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format of this Amendment with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

RedBall Acquisition Corp.

By:	/s/ Gerald J. Cardinale
Name:	Gerald J. Cardinale
Title:	Co-Chairman

Showstop Merger Sub I Inc.

By:	/s/ Gerald J. Cardinale
Name:	Gerald J. Cardinale
Title:	President

Showstop Merger Sub II LLC

By:	RedBall Acquisition Corp., its sole member

By:	/s/ Gerald J. Cardinale
Name:	Gerald J. Cardinale
Title:	Co-Chairman

[Signature Page to First Amendment to BCA]

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

SeatGeek, Inc.

By:	/s/ Jon Groetzinger

Name:	Jon Groetzinger
Title:	Chief Executive Officer

[Signature Page to First Amendment to BCA]